Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 14, 2007

Management’s discussion and analysis (“MD&A”) provides a review of significant developments that have affected the financial performance of Vecima Networks Inc. (“Vecima”) in the first nine months of fiscal 2007. In some cases, management’s expectations about future performance and factors that could affect future operations are also discussed. These expectations may be affected by known and unknown risks and uncertainties that may cause the actual future results to be materially different from those expressed or implied in this discussion. In that regard, please refer to the factors described under the heading “Risk Factors” in Vecima’s Annual Information Form dated September 27, 2006.

Management’s discussion and analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of Vecima and related notes for the three months and nine months ended March 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for the Company should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the three months and nine months ended March 31, 2007 and March 31, 2006, which have been prepared in accordance with generally accepted accounting principles (“GAAP”), consistently applied.

Additional information regarding the Company, including its Annual Information Form and Annual Report, can be found on SEDAR at www.sedar.com.

Financial Governance

Vecima’s management is responsible for the preparation and presentation of the unaudited interim consolidated financial statements and notes thereto, MD&A and other information contained in this quarterly results report. Additionally, it is management’s responsibility to ensure that the Company complies with the laws and regulations applicable to its activities.

The Company’s management is accountable to the Board of Directors, each member of which is elected annually by the shareholders of the Company. The Board is responsible for reviewing and approving the unaudited interim consolidated financial statements and the MD&A, after receiving the recommendation of the Audit Committee, which is composed of three directors, all of whom are independent of management.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit, as well as to assist the members of the Audit Committee in discharging their responsibilities.

Disclosure Controls and Procedures

As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) will be making certifications related to the information in the Company’s quarterly filings (as defined in Multilateral Instrument 52-109) with the securities regulatory authorities. The CEO and CFO are required to certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to ensure that the material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by these quarterly filings. Disclosure controls and procedures are designed to ensure that information required to be disclosed by Vecima in reports filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Vecima and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of the Company’s staff, suppliers, customers, regulators and the like on an ongoing and detailed basis. This allows one or more members of senior management to be in a position where they are more likely than not to be aware of material events or information. Nevertheless, Vecima’s management, including the CEO and CFO, does not expect that disclosure controls will prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, an evaluation of control can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, have been detected. Vecima has adopted or formalized such disclosure controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices. Under the supervision and with the participation of the CEO and CFO, Vecima’s management has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that, as at March 31, 2007, the Company’s disclosure controls and procedures were effective.

General

Vecima is a Canadian company, originally founded in Saskatoon, Saskatchewan in 1988. In the 19 years since the Company’s inception, it has grown from three employees to 667 as at March 31, 2007. The Company completed the initial public offering of its common shares and their concurrent listing on the Toronto Stock Exchange in November 2005.

Vecima designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Its hardware products incorporate embedded software developed by Vecima to meet the complex requirements of next generation high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects a system directly to end-users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying in legacy last-mile infrastructures.

More than 90% of our sales in the three months and nine months ended March 31, 2007 were derived directly or indirectly from product sales to the Data over Cable, Broadband Wireless and Digital Video market segments. This proportion of total sales remains unchanged from the three months and nine months ended March 31, 2006. YourLink revenue represented 8% of total Vecima revenue in the three months and nine months ended March 31, 2007, compared to 7% for the three months and 8% for the nine months ended March 31, 2006.

Our total quarter-over-quarter sales increased $0.9 million or 4% to $24.1 million for the three months ending March 31, 2007, compared to $23.2 million for the three months ended December 31, 2006. Total sales for the three months ended March 31, 2007 increased $2.7 million or 13% from $21.4 million for the three months ended March 31, 2006. Sales for the nine months ended March 31, 2007 increased $9.3 million to $67.4 million, a 16% increase over sales of $58.1 million for the nine months ended March 31, 2006.

We sell our products to original equipment manufacturers (OEMs), system integrators, multiple systems operators (MSOs) and other service providers. Revenue from three customers represented approximately 74% and 76% of our revenue for the three and nine months ended March 31, 2007, respectively, compared to approximately 83% and 78% of our revenue for the three months and nine months ended March 31, 2006, respectively.

YourLink’s services are sold to residential and business subscribers in a number of communities in Western Canada. YourLink had 6,949 subscribers (9,008 revenue equivalent subscribers) in the BC cable operations as at March 31, 2007 compared to 6,228 subscribers (8,738 revenue equivalent subscribers) as at March 31, 2006. YourLink also had 6,577 subscribers (12,197 revenue equivalent subscribers) in the wireless operations as at March 31, 2007 compared to 4,572 subscribers (9,043 revenue equivalent subscribers) as at March 31, 2006.

We normally experience significant fluctuations in quarterly revenue. Our customers have capital budgets that do not contemplate consistent spending over the course of the year. This trend is exacerbated by the discontinuous nature of broadband wireless sales, where significant expenditures on base stations are followed by recurring smaller purchases of customer premises equipment (CPEs) as customers add subscribers gradually over time. Additionally, we close our manufacturing operations for a two-week vacation period each year in mid-summer, which results in reduced output in our first fiscal quarter.

The geographic breakdown of our sales for the three months ended March 31, 2007 was 12% into Canada, 15% into the United States, 38% into Thailand, 31% to Israel and 4% to other regions. For the third quarter of the prior fiscal year, our sales into these markets were approximately 14%, 9%, 50%, 20% and 7%, respectively. For the nine months ended March 31, 2007, the geographic breakdown was 11% into Canada, 17% into the United States 43% into Thailand, 25% to Israel and 4% to other regions. For the nine months ended March 31, 2006, the geographic distributions were 15%, 12%, 53%, 14% and 6%, respectively. Our customers may re-sell into other markets. Cisco, our largest customer, has exercised its rights under our OEM agreement to have Celestica Thailand perform contract manufacturing services to insert our upconverter module into the Cisco chassis; consequently, Vecima products destined for Cisco routers are shipped to Thailand and are classified as international sales.

From incorporation in 1988 to the time of our initial public offering in November 2005, our operations were funded largely through internally-generated cash flow.

At our annual general meeting held November 13, 2006, the shareholders approved the change of name of the company to Vecima Networks Inc. effective November 14, 2006. The Company’s TSX symbol remained unchanged as VCM.

Sources of Sales and Expenses

Sales

We generate product sales principally from sales of our Data over Cable, Broadband Wireless and Digital Video products to OEMs, system integrators, MSOs, distributors and other service providers around the world. We generate a small amount of service revenue in YourLink Inc. from subscribers to voice, video and data services.

Cost of Sales

Cost of sales consists primarily of costs of manufacturing and assembly of products. A substantial portion of these costs is composed of components and compensation costs for the manufacture and assembly of products. Cost of product revenue also includes related overhead, compensation, final assembly, quality assurance, inventory management, support costs and payments to contract manufacturers that perform printed circuit board stuffing functions. Cost of service revenue consists of the costs of purchased program content, back-haul costs for connection to the Internet and the costs of operating the cable and wireless infrastructure.

Operating Expenses

Research and development expenses consist primarily of salaries and related expenses for engineering personnel, the costs of prototypes and consumables and the costs of amortizing previously-deferred development costs.

Sales and marketing expenses consist primarily of costs relating to personnel and to our sales and marketing activities, including salaries and related expenses, advertising, trade shows and other promotional activities and materials.

General and administrative expenses consist primarily of costs relating to the maintenance of our buildings, administrative and financing functions, legal and professional fees, insurance, the operating costs of YourLink systems and other corporate and overhead expenses.

Significant Accounting Policies

Revenue Recognition

We recognize revenue from product sales at the time of shipment to the customer, provided that all contractual obligations have been met and payment is reasonably assured. Where we offer integrated products and services, the revenue is allocated to the separate elements, and the appropriate revenue recognition policy is applied to each element. Service revenue from cable and Internet is recognized at the time of provision of the service to the customer. Subscriber connection fees received from customers are deferred and amortized on a straight-line basis over four years. The cost of connecting a home is capitalized and amortized over the same four-year period. Revenue received for a product or service in advance of delivery or performance, as the case may be, is recognized as deferred revenue.

Other Assets

Indefinite-life intangibles

Indefinite-life intangible assets consisting of goodwill, spectrum and other licences with perpetual lives are recorded at cost, which represents the fair market value at the date of acquisition. Because these assets have indefinite lives, they are not subject to amortization.

We assess our indefinite-life intangible assets for impairment in the fourth quarter of every year or earlier if circumstances indicate that such an asset may be impaired. Any impairment is calculated by deducting the asset’s fair value from its carrying value. Impairments are deducted from earnings in the year in which they occur.

Definite-life intangibles

Subscriber acquisition costs are amortized over an estimated useful life of 10 years. YourLink subscribers are 47% video and 53% Internet. Subscriber churn rates in video distribution are typically less than ½% per month, while Internet churn can exceed 2% per month with a weighted average of about 1% per month. As the proportion of video and internet subscribers changes, we will need to evaluate the reasonableness of our estimate of the useful life of subscriber acquisition costs. Patents are amortized on a straight-line basis over five years.

Leases Receivable

Assets leased under terms that transfer substantially all of the benefits and risks of ownership to the customer are accounted for as sales-type leases and are included in leases receivable, net of unearned finance income. We have provided lease financing to two customers that have received significant funding from programs delivered by the governments of Canada and Ontario.

Research and Development

Research costs are expensed in the year in which they are incurred. Development costs are expensed unless they meet specific accounting criteria relating to technical, market and financial feasibility, in which case they are deferred. Deferred development costs are amortized on a straight-line basis over a period of one to two years, representing the estimated average life cycle of related products. Development costs include direct salaries, materials and an allocation of overhead that relates to products being developed, less applicable government assistance and investment tax credits claimed. Costs relating to projects that are not commercialized or that cease to be marketable are charged against income in the year in which that determination is made. We earn investment tax credits on eligible Scientific Research and Experimental Development (SR&ED) expenses incurred. Those investment tax credits are recorded as a reduction of the costs to which they relate.

Stock-Based Compensation

We have granted options to certain directors, officers and employees amounting to 3% of the shares in Vecima on a fully-diluted basis. In accordance with the standard issued by the Canadian Institute of Chartered Accountants entitled “Stock-based Compensation and Other Stock-based Payments” (Handbook Section 3870), we will estimate the fair value of our stock-based compensation and expense the fair value over the vesting period of the options.

Selected Consolidated Financial Information and Other Data

The following selected financial information for the three months and nine months ended March 31, 2007 and 2006 has been derived from our unaudited interim consolidated financial statements, a copy of which is included in this quarterly report. You should read the following information in conjunction with those financial statements and the related notes and with the balance of “Management’s Discussion and Analysis” included in this quarterly report.

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of dollars except percentages, employees and per-share amounts)
Consolidated Statement of Income Data:
Sales	$24,119	$21,414	$67,428	$58,083
Cost of sales	14,476	13,520	41,592	36,490
Gross profit	9,643	7,894	25,836	21,593
Gross margin (%)	40%	37%	38%	37%
Operating expenses:
Research and development (1)	1,847	1,065	5,646	2,592
Sales and marketing	1,113	884	3,112	2,137
General and administrative	2,965	1,776	7,500	5,538
Stock-based compensation	130	200	538	728
Interest	104	90	204	297
Total operating expenses	6,159	4,015	17,000	11,292
Operating income	3,484	3,879	8,836	10,301
Foreign exchange gain (loss)	68	278	153	750
Other income (expense)	395	474	1,086	767
Income before taxes and extraordinary item	3,947	4,631	10,075	11,818
Income taxes	1,480	1,493	3,693	3,874
Net income before extraordinary item	2,467	3,138	6,382	7,944
Net margin before extraordinary item (%)	10%	15%	9%	14%
Extraordinary gain (2)	—	—	6,549	—
Net income	$2,467	$3,138	$12,931	$7,944
Net margin (%)	10%	15%	19%	14%
Net income per share (3)
Basic and fully diluted	$0.11	0.14	$0.58	$0.38
Cash dividends declared per share	—	—	0.04	—

Other Data (unaudited):
Cash research and development expenditures	$2,917	$1,833	$8,165	$4,248
Percentage of sales	12%	9%	12%	7%
Adjusted EBITDA (4)	$5,539	$5,754	$14,569	$15,194
Adjusted EBITDA margin (%)	23%	27%	22%	26%
Number of Employees	667	569	624	569

(1) Net of investment tax credits and capitalized development costs.

(2) Excess of net assets purchased over consideration paid

(3) Based on weighted average number of Common Shares outstanding.

(4) Earnings before interest, income taxes, depreciation, amortization and extraordinary items.

	March 31,	June 30,
	2007	2006
	(unaudited)
	(in thousands of dollars except number of Common Shares)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,796	$13,851
Working capital	$46,485	$45,399
Total assets	$100,571	$87,088
Total long-term debt	$—	$—
Shareholders’ equity	$88,590	$76,406
Number of Common Shares outstanding (1)	22,463,319	21,062,856

(1) Based on the basic weighted average number of common shares outstanding.

The following table reconciles net income for the period to EBITDA and Adjusted EBITDA. The term “EBITDA” refers to earnings before interest, taxes, depreciation and amortization and in our case is reconciled to net income for the period derived from our financial statements. We believe that EBITDA is useful supplemental information as it provides an indication of the results generated by our main business activities before taking into consideration how these activities are financed and taxed and also prior to taking into consideration asset depreciation. The term “Adjusted EBITDA” refers to EBITDA excluding non-recurring and extraordinary items. EBITDA and Adjusted EBITDA are not recognized measures under GAAP and, accordingly, investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as alternatives to net income determined in accordance with GAAP as indicators of our financial performance or as measures of our liquidity and cash flows. Our method of calculating EBITDA and Adjusted EBITDA may differ from other issuers and, accordingly, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers.

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of dollars except percentages)
Calculation of EBITDA:
Net income	$2,467	$3,138	$12,931	$7,944
Income taxes	1,480	1,493	3,693	3,874
Interest expense	104	90	204	297
Amortization of capital assets	1,153	712	3,100	2,198
Amortization of deferred development costs	330	336	1,155	851
Amortization of other assets	5	(15)	35	30
EBITDA	$5,539	$5,754	$21,118	$15,194
EBITDA margin (%)	23%	27%	31%	26%
Extraordinary gain (1)	—	—	(6,549)	—
Adjusted EBITDA	$5,539	$5,754	$14,569	$15,194

Adjusted EBITDA margin (%)	23%	27%	22%	26%

(1) Excess of net assets purchased over consideration paid

The following table reconciles research and development expense reported in accordance with GAAP as shown on the income statement for the three months and nine months ended March 31, 2007 and 2006 to our actual research and development expenses.

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of dollars except percentages)
Calculation of total research and development expense:
Research and development expense as shown on income statement	$1,847	$1,065	$5,646	$2,592
Deferred development	1,100	748	2,344	1,851
Investment tax credits	300	356	1,330	656
Amortization of deferred development costs	(330)	(336)	(1,155)	(851)
Total research and development expense	$2,917	$1,833	$8,165	$4,248
Percentage of sales	12%	8%	12%	7%

Results of Operations

The following table sets out, as a percentage of net revenue, the unaudited interim consolidated financial statement of operations data for the three months and nine months ended March 31, 2007 and 2006:

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of dollars except percentages, employees and per-share amounts)
Consolidated Statement of Income Data:
Sales	100%	100%	100%	100%
Cost of sales	60	63	62	63
Gross profit	40	37	38	37
Operating expenses:
Research and development (1)	8	5	8	4
Sales and marketing	5	5	5	4
General and administrative	12	8	11	10
Stock-based compensation	1	1	1	1
Interest	—	—	—	—
Total operating expenses	26	19	25	19
Operating income	14	18	13	18
Foreign exchange gain (loss)	—	1	—	1
Other income (expense)	2	2	2	1
Income before taxes and extraordinary item	16	22	15	20
Income taxes	6	7	5	7
Net income before extraordinary item	10	15	9	14
Extraordinary gain (2)	—	—	10	—
Net income	10%	15%	19%	14%

(1) Net of investment tax credits and capitalized development costs.

(2) Excess of net assets purchased over consideration paid.

Comparison of the Three Months and Nine Months Ended March 31, 2007 and 2006

Revenue

Our total sales for the third quarter in our 2007 fiscal year increased 4% to $24.1 million, $0.9 million higher than the $23.2 million for the second quarter. Total revenue increased $2.7 million, or 13% year-over-year, compared to revenue in the three months ended March 31, 2006. The year-to-date sales for the nine months ended March 31, 2007 increased $9.3 million to $67.4 million, or 16% over sales for the nine-month period ended March 31, 2006.

	Three months ended March 31,				Nine months ended March 31,
	2007		2006		2007		2006
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
		% of		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales	Sales	Sales
Revenue by Core Market:
Data over Cable	$9,820	41%	$12,344	58%	$31,357	47%	$35,288	61%
Broadband Wireless	3,300	14	2,052	9	8,313	12	5,887	10
Digital Video	9,065	37	5,511	26	22,248	33	12,355	21
YourLink	1,934	8	1,507	7	5,510	8	4,553	8
Total revenue	$24,119	100%	$21,414	100%	$67,428	100%	$58,083	100%

Sales in the data over cable market decreased 10% or $1.1 million to $9.8 million in the three months ended March 31, 2007 compared to the three months ended December 31, 2006. Sales in the third quarter were down 20% year-over-year from $12.3 million in the three months ended March 31, 2006. Data over cable sales for the nine months ended March 31, 2007 decreased 11% to $31.4 million compared to the nine months ended March 31, 2006. We had a decline in OEM module volume related to quarter-end shipments and a continuing decline in sales of legacy stand-alone products. Rapid growth in other market segments decreased the Data over Cable share of revenue to 41% of total sales for the three months ended March 31, 2007 and 47% of revenue for the nine months ended March 31, 2007, compared to 58% and 61% of total sales for the three months and nine months ended March 31, 2006. We continue to believe that the legacy DOCSIS 2.0 Data over Cable products and module business will decline in future years as MSOs transition to new equipment based on DOCSIS 3.0 technology. We continue to develop and demonstrate our next generation DOCSIS 3.0 equipment with several customers.

Broadband Wireless sales increased $0.9 million to $3.3 million in the third quarter compared to the three months ended December 31, 2006. Sales increased $1.2 million or 61% year-over-year to $3.3 million in the three months ended March 31, 2007 compared to the three months ended March 31, 2006. Broadband Wireless sales increased 41% to $8.3 million for the nine months ended March 31, 2007 compared to the nine months ended March 31, 2006. The increase reflects the addition of sales of 900 MHz products acquired in the WaveRider Canada acquisition in the first quarter of the 2007 fiscal year and initial deployment of Vecima’s WiMAX products.

Digital Video sales increased $1 million or 13% to $9.1 million for the three months ended March 31, 2007 compared to the three months ended December 31, 2006. Year-over-year sales increased $3.6 million or 64% from the three months ended March 31, 2006. Year-to-date sales increased $9.9 million or 80% for the nine months ended March 31, 2007 compared to the nine months ended March 31, 2006. Sales in the Digital Video market in the third quarter of our current fiscal year reflect significant deliveries of BigBand modules into Verizon’s fibre-to-the-home roll out and Vecima’s Cable Vista products, which have been approved for purchase by all operating locations in the five largest multiple cable systems operators in the United States.  We expect these approvals to contribute to strong Digital Video sales growth over future time periods.  Vecima also delivered small volume production of RF return path demodulators under our new OEM contract with Motorola.

Service revenue increased 5% to $1.9 million in the third quarter compared to the second quarter of the 2007 fiscal year. YourLink revenue increased $0.4 million or 28% year-over-year compared to revenue in the three months ended March 31, 2006. Year-to-date service revenue increased $1 million or 21% for the nine months ended March 31, 2007 compared to the nine months ended March 31, 2006.

Gross margin

Gross margin for the three months and nine months ended March 31, 2007 was 40% and 38%, respectively, compared to a gross margin of 37% in both the three months and nine months ended March 31, 2006.  Gross margin for the third quarter was slightly higher than our typical range of 35% to 39%.

Operating expenses

Research and development expenses for the three months ended March 31, 2007 increased 73% to $1.8 million, or 8% of revenue, compared to $1.1 million, or 5% of revenue, in the three months ended March 31, 2006. For the nine months ended March 31, 2007 research and development expenses increased 118% to $5.6 million, or 8% of revenue, compared to $2.6 million, or 4% of revenue, in the nine months ended March 31, 2006. GAAP research and development expense for the three months ended March 31, 2007 decreased 11% to $1.8 million from the second quarter level of $2.1 million because of increased deferred development expenses.

Total research and development costs net of deferrals, amortization of deferred development costs and income tax credits decreased $0.2 million to $2.9 million for the three months ended March 31, 2007 reflecting a $0.3 million increase in deferred development costs. Total cash research & development costs increased to $2.9 million for the three months ended March 31, 2007, representing 12% of revenue, compared to $1.8 million or 8% of revenue, for the three months ended March 31, 2006. Year-to-date total research and development costs increased 93% to $8.2 million, representing 12% of revenue for the nine months ended March 31, 2007 compared to $4.2 million or 7% of revenue for the nine months ended March 31, 2006. We increased our research and development staffing from 110 as at March 31, 2006 to 142 as at March 31, 2007 to fulfill commitments made in our initial public offering to increase our expenditures in this area.

Sales and marketing expenses were stable at $1.1 million for the three months ended March 31, 2007 and the three months ended December 31, 2006. Third quarter sales and marketing expense increased $0.2 million or 26% year-over-year to $1.1 million, compared to $0.9 million in the third quarter last fiscal year. Year-to-date sales and market expenses were $3.1 million in the nine months ended March 31, 2007; an increase of 46% compared to the nine months ended March 31, 2006. The increase reflects additional staff that was hired through the WaveRider acquisition as well as increased trade show expenditures and an increase in our mainstream sales and marketing personnel.

General and administrative expenses for the three months ended March 31, 2007 increased $0.6 million or 25% to $3 million compared to $2.4 million for the second quarter of the 2007 fiscal year. General and administrative expenses in the third quarter increased $1.2 million, or 67%, year-over-year compared to the three months ended March 31, 2006. Year-to-date general and administrative expenses increased $2 million, or 35%, compared to the nine months ended March 31, 2006. General and administrative expenses were held to 11% of revenue in the nine months ended March 31, 2007 and 10% in the same period last year.

Stock-based compensation expense was $0.1 million and $0.5 million, representing less than 1% of sales, for the three months and nine months ended March 31, 2007, respectively, compared to $0.2 and $0.7 million for the three months and nine months ended March 31, 2006. This reflects expensing of options provided to employees, officers and directors. The decrease in year-to-date stock-based compensation expense reflects the special grant of immediately-vesting stock options to long-term employees on completion of our initial public offering of shares in November 2005.

Operating expenses for the three months ended March 31, 2007 increased $0.3 million, or 6% quarter-over-quarter, to $6.2 million. Year-over-year operating expenses increased $2.1 million or 53% over the three months ended March 31, 2006, reflecting the significant increases in research and development and sales and marketing expenses. Year-to-date operating expenses increased $5.7 million, or 51%, over the nine months ended March 31, 2006.

Total operating expenses, excluding the non-cash stock-based compensation, represented 26% and 25% of sales for the three months and nine months ended March 31, 2007, compared to 19% of sales for the three months and nine months ended March 31, 2006. The increase in operating expenses is primarily due to the 4-point increase in research and development costs as a percentage of sales discussed above. We believe that operating expenses will return to a more typical 21% to 23% as our sales growth returns to typical levels.

Foreign currency fluctuations resulted in gains of $0.1 million and $0.2 million for the three months and nine months ended March 31, 2007, respectively, compared to gains of $0.3 million and $0.8 million in the respective prior-year periods. Approximately 88% of revenue was denominated in United States dollars for the three months and nine months ended March 31, 2007, which is fairly consistent with previous years. The Canadian dollar appreciated 277 basis points implying that revenue would have been $69.3 million for the nine months ended March 31, 2007 compared to the $67.4 million recorded in our financial statements.

Other income for the three months and nine months ended March 31, 2007 was $0.4 million and $1.1 million, compared to and $0.5 million and $0.8 million in the respective prior-year periods. The increase in year-to-date other income was a result of interest earned on the proceeds from our initial public offering of shares in November 2005 and on increased lease revenue.

Income before income taxes and extraordinary item increased $0.5 million, or 13%, quarter-over-quarter to $3.9 million for the three months ended March 31, 2007 compared to the three months ended December 31, 2006. However, income before taxes and extraordinary item decreased $0.7 million, or 15%, year-over-year from the three months ended March 31, 2006. Year-to-date, income before taxes and extraordinary item also decreased $1.7 million, or 15%, for the nine months ended March 31, 2007 compared to nine months ended March 31, 2006. Excluding stock-based compensation expense, income before taxes and extraordinary item would have been 17% and 16% of sales for the three and nine months ended March 31, 2007, compared to 23% and 21% of sales for the same prior-year periods. The major differences result from the significant increases in expenditures for research and development and sales and marketing.

Income taxes for the three months and nine months ended March 31, 2007 were $1.5 million and $3.7 million, or 6% of revenue, as compared to $1.5 million and $3.9 million in the respective prior-year periods. Stock-based compensation is required to be booked under GAAP. However, it is not a deductible expense for income tax purposes. Therefore, our nominal tax rate increased to 37% of income before income taxes and extraordinary item for the three months and nine months ended March 31, 2006, compared to 33% in the respective prior-year periods. Cash taxes paid were $nil for the three months and nine months ended March 31, 2007, compared to $4.8 million and $7.5 million for the corresponding periods last fiscal year.  The reduction reflects the utilization of income tax assets acquired in our acquisition of the WaveRider Communications (Canada) Inc. (WaveRider).

Extraordinary gains for the three months and nine months ended March 31, 2007 were $nil and $6.5 million respectively, or 10% of revenue resulting from the excess of net assets purchased over consideration paid on our acquisition of WaveRider. There were no extraordinary items in the three months and nine months ended March 31, 2006.

Net income

Vecima’s net income for the three months ended March 31, 2007 increased 11% to $2.5 million from $2.2 million in the three months ended December 31, 2006. Net income decreased 21% to $2.5 million from $3.1 million, a decrease of 3¢ per share, for the same quarter last year. In the nine months ended March 31, 2007, net income increased 63% to $12.9 million from $7.9 million, an increase of 20¢ per share compared to the respective period in the prior year because of the extraordinary gain on acquisition. Net margin was 10% for the three months ended March 31, 2007 and 19%, reflecting the extraordinary gain, for the nine months ended March 31, 2007, compared to 15% and 14% in the three months and nine months ended March 31, 2006.

Dividend

On November 13, 2006 Vecima declared a special dividend of $0.04 per share paid on December 15, 2006 to shareholders of record on November 22, 2006.

Share repurchase

On October 23, 2006 Vecima filed with the Toronto Stock Exchange (the “TSX”), to acquire for cancellation, by way of normal course issuer bid (the “Bid”), up to 500,000 Common Shares of the Corporation, which, at the date hereof, represent approximately 2.1% of the issued and outstanding Common Shares of the Corporation. The Bid was accepted by the TSX. The Bid commenced on November 1, 2006 and terminates on October 31, 2007. In the three months ending March 31, 2007, Vecima purchased for cancellation, 33,500 shares at an average price per share of $9.82 for a total cost of $0.6 million. The Company did not repurchase any of its outstanding Common Shares in the three months ended March 31, 2006.

Acquisitions

On July 1, 2006, we acquired 100% of the outstanding shares, either directly or indirectly, of WaveRider and a number of its subsidiaries. The aggregate purchase price of $1.6 million was satisfied with cash. The excess of net assets purchased over consideration paid was $6.5 million. Vecima and WaveRider were amalgamated July 1, 2006 and the company is continuing as Vecima Networks Inc. YourLink and Jetstream, a subsidiary of WaveRider, were amalgamated July 1, 2006 and the company is continuing as YourLink Inc.

On October 1, 2006, Vecima acquired assets associated with the Sales and Marketing components of Wave Wireless Corporation’s 900 MHz business. The transaction has been accounted for by the purchase method, with the results of operations included in these consolidated financial statements from the date of acquisition. The aggregate purchase price of $2.0 million was satisfied with $0.1 million in cash and the retirement of $1.9 million accounts receivable from Wave Wireless Corporation.

On May 2, 2007, Vecima acquired all of the issued and outstanding shares of Spectrum Signal Processing Inc. (SSP) in consideration for 820,000 common shares of Vecima and approximately $10.1 million in cash.

Liquidity and Capital Resources

Until our initial public offering of shares in November 2005, we had historically financed our operations primarily through cash generated from operations. Proceeds from sale of shares of $24.2 million have been used to retire $4.9 million in short-term debt, $3.9 million in long-term debt, to acquire two buildings building in Saskatoon for $3.6 million and a building in Victoria for $1.9 million. The $5.5 million balance of the proceeds from sale of shares is held as cash and marketable securities.

Working Capital

Working capital represents the Company’s current assets less current liabilities. Working capital increased $1.1 million to $46.5 million at March 31, 2007, compared to $45.4 million at June 30, 2006. Changes in working capital were driven by funds from operating activities, offset by capital expenditures.

Our accounts receivable balance increased by 4% to $14.3 million at March 31, 2007, compared to $13.8 million as at June 30, 2006. This represents an average of 58 days’ sales outstanding, compared to 63 days’ sales outstanding as at June 30, 2006. Finished goods inventories increased 67% to $8.4 million over the nine months ended March 31, 2007, compared to $5.0 million at June 30, 2006. The inventory increase represents a finished goods inventory turn rate of eight times per year on an annualized basis, down from 16 turns per year as at June 30, 2006. More than one-half of the increase in inventories is attributable to the production of WiMAX products in advance of major sales. Raw material and work in process inventories increased 41% to $20.6 million at March 31, 2007 from $14.6 million at June 30, 2006. Raw materials inventories increased 41% to $14.7 million at March 31, 2007, compared to $10.4 million at June 30, 2006.  Work in progress inventories increased 47% to $5.8 million at March 31, 2007 from $4.1 million at June 30, 2006.  The increase in raw materials and work in progress is primarily due to purchasing and beginning production of the Company’s WiMAX products.

Accounts payable and accrued liabilities increased $1.4 million to $8.0 million at March 31, 2007, compared to $6.6 million at June 30, 2006. This represents an average of 32 days for payables to be outstanding as at March 31, 2007, compared to 30 days as at June 30, 2006. Deferred revenue increased $0.1 million to $0.8 million at March 31, 2007 from $0.7 million at June 30, 2006.

Cash from operations

Cash provided by operating activities increased by $1.7 million or 110% to $3.2 million for the three months ended March 31, 2007, compared to $1.5 million in the three months ended March 31, 2006. For the nine months ended March 31, 2007 there was an increase in cash provided by operating activities of $1.9 million, or 42%, to $6.3 million compared to an increase in cash of $4.4 million in the nine months ended March 31, 2006. In the nine months ended March 31, 2007, cash was used to increase inventories by $9.3 million, but this was offset by a modest increase in accounts payable and the 63% increase in net income, including the extraordinary gain resulting from our acquisition of Wave Rider.

Investing Activities

Our cash flows from investing activities consisted primarily of business acquisitions, the purchase of property and equipment and the deferral of development costs. Cash used in investing activities amounted to $2.6 million and $13 million in the three months and nine months ended March 31, 2007, respectively, compared to $0.4 million and $3.3 million in the respective prior-year periods. We purchased WaveRider for $1.6 million and the marketing assets of the 900 MHz business from Wave Wireless Inc. for net cash of $0.1 million. Vecima purchased $1.8 million and $9.7 million of capital assets in the three months and nine months ended March 31, 2007, respectively. This compares to purchases of $0.2 million and $2.3 million of capital assets in the three months and nine months ended March 31, 2006, respectively. The primary investments were purchasing three buildings for $4.8 million, investing $1.1 million to expand YourLink’s wireless service network, and purchasing $2.7 million of production and research and development equipment. We expect that our investments in property and equipment will continue to increase in future periods as our overall business volume and employee base continue to grow.

Financing Activities

In the three months ended March 31, 2007, we used $0.3 million in cash in financing activities compared to $3.6 million in cash used to retire long-term debt in the three months ended March 31, 2006. In the nine months ended March 31, 2007, we used $1.3 in cash to pay a $0.9 million special dividend,

$0.6 million for the purchase and cancellation of common shares, and cash flow from financing activities from exercised options of $0.2 million.  For the same period in the prior year there was in increase in cash of $20.3 million, which included the proceeds from our initial public offering.

As at March 31, 2007, our revolving loan facility consisted of an operating line of $8.0 million, a $2.0 million expenditure term credit, a $10.0 million term instalment credit and a $1.0 credit for foreign exchange contracts.  Draws on these credits were $nil at March 31, 2007, of which $nil was drawn as mortgages on real property, the same levels as at June 30, 2006. We believe that our current cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for the foreseeable future.

YourLink Inc. has an independent but cross-guaranteed credit facility consisting of a $1.0 million operating credit facility, a $4.0 million instalment loan facility and a $6.0 million acquisition line of credit. There were no draws on this credit facility as at March 31, 2007 or June 30, 2006.

As at March 31, 2007, total assets were up $13.5 million to $100.6 million compared to $87.1 million at June 30, 2006. The major factor affecting this 15% increase was the acquisition of WaveRider, which contributed a $7.4 million increase in future income tax recoveries.

Long-term debt, including current portion, was $nil at March 31, 2007 and June 30, 2006.

Outstanding Share Data

As at March 31, 2007, the Company had outstanding a total of 22,439,857 Common Shares, together with options granted to directors, officers and employees of the Company under the Company’s stock option plan to purchase a further 773,523 shares.

Contractual Obligations

Other than its obligations under its February 16, 2007 agreement with SSP, which were satisfied in full on May 2, 2007, Vecima has no contractual obligations or commitments to make future payments under contracts, excluding trade payables, as at March 31, 2006.

Foreign Exchange

Approximately 88% of our revenues are denominated in United States dollars. We account for United States dollar sales in Canadian dollars on the date of delivery. If the United States dollar depreciates relative to the Canadian dollar, we will receive fewer Canadian dollars when the receivable is collected in subsequent months. We enjoy a substantial natural hedge against part of this potential expense since a significant portion of our purchases of materials and components are in United States dollars that become relatively cheaper in Canadian dollars. We also forward sell $2 million to $4 million per month to protect against currency fluctuations. We intend to continue our hedging policy in the future and to manage our foreign exchange exposure having regard to the volatility in the rates of exchange between the Canadian dollar and U.S. dollar at that time.

Outlook

We expect revenue growth in each of our end-markets from sales of existing and new products. We plan to maintain our gross margins in the historical range of 35% to 40%. Research and development will continue to be a key focus as we invest in new product development. Additional resources will be committed to sales and marketing, with particular emphasis on further developing our distribution channels and marketing programs.